UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated November 17, 2023 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, November 17, 2023 Comisión Nacional de Valores

Re.: Report of decision in the case: “Telecom Argentina SA a/EN-Enacom and other re. on knowledge process” (Docket N° 4206/2021)

Dear Sirs,

I am writing to you in my capacity as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) following up on the relevant information made public on August 22, 2023.

In this respect, we inform you that today the Company was notified of the decision of Federal Administrative Court No. 8 in the case “Telecom Argentina S.A. a/EN-Enacom and other re. on knowledge process” (Docket N° 4206/2021, which admitted the lawsuit initiated by the Company and declared the nullity of Decree 690/2020 and ENACOM Resolutions N° 1466/2020 and 1467/2020.

Sincerely,

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 17, 2023	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations